UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Board of Directors' Meeting of Natura &Co Holding S.A. held on July 22, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: July 26, 2022

Item 1

Minutes of the Board of Directors' Meeting of Natura &Co Holding S.A. held on July 22, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

held on July 22, 2022

I.       Date, Time and Place: July 22, 2022, at 7:00 p.m., Brasília standard time, by conference call.

II.      Call Notice: Waived due to the attendance, through conference call, of all members of the Board of Directors, pursuant to paragraph 2, article 15 of the Bylaws of Natura &Co Holding S.A. (“Company”).

III.    Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, Chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Fábio Colletti Barbosa, Group CEO; Roberto de Oliveira Marques, board member; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, Andrew George McMaster Jr., independent board member and Georgia Melenikiotou, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.     Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.      Agenda: To discuss the issuance of new common shares, with no par value, carried out in the period from (and including) April 1, 2022 to (and including) June 30, 2022, as a result of the exercise of call options or options for the subscription of common shares issued by the Company, by the Company's managers and employees, as well as by the managers and employees of the companies directly or indirectly controlled by it, which participate in the current long-term incentive plans (“ILP Plans”), as authorized by the wording of article 6, paragraph 2, of the Company's Bylaws.

VI.     Resolutions: After the analyses of the corresponding matters and the discussions on the items contained in the Agenda, the members of the Board of Directors unanimously approved, without reservation, and pursuant to the provisions of article 20, item (xiv) of the Company's Bylaws, subject to the limit of the Company's authorized capital, as set forth in article 6 of the Company's Bylaws, the issuance, without preemptive right, of 2,140,908 new registered common shares, without par value, at the total payment price of R$101,539.56, subscribed by the managers and employees of the Company and of its directly or indirectly controlled companies, during the period from (and including) April 1, 2022 to (and including) June 30, 2022, so that the Company's corporate capital was changed from R$12,697,075.696.17, divided into 1,380,947,292 registered common shares, with no par value to R$12,697,177,235.73, divided into 1,383,088,200 registered common shares, with no par value, as a result of the exercise of call options or options to subscribe common shares issued by the Company, by the Company's managers and employees, as well as by the managers and employees of its directly or indirectly controlled companies, who participate in the ILP Plans. The new shares shall be entitled, under equal conditions as the currently existing common shares, to all rights granted to the latter, including dividends, interest on net equity and possible payments that may be declared by the Company after their date of issuance.

VII.   Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first he suspended the meeting so that these minutes could be drawn up, which, after being read, discussed and found to be in order, were approved and signed by the board and by the attending board members.

São Paulo, July 22, 2022.

These minutes are a true copy of the original drafted in the proper book.

_________________________________

Moacir Salzstein

Secretary